Preliminary Terms No. 146
Registration Statement No. 333-131266
Dated November 22, 2006
Rule 433

BEAR MARKET PLUSSM DUE JANUARY 20, 2008
ISSUED BY MORGAN STANLEY

MANDATORILY EXCHANGEABLE
BASED INVERSELY ON THE VALUE OF

THE NASDAQ-100 INDEX®

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

Overview

Bear Market PLUS

Bear Market PLUS is an Enhanced Performance Strategy. Bear Market PLUS offer enhanced short exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. Having short exposure to an underlying asset means that you will earn a positive return if the underlying asset declines in value, but will lose money if the underlying asset increases in value. Bear Market PLUS allow investors to earn enhanced returns when the underlying asset declines in value. The enhancement typically applies only for a certain range of the underlying asset’s downward price performance. In exchange for enhanced performance in that range, investors generally forgo return above a specified maximum payment at maturity.

How Bear Market PLUS work

At maturity, if the underlying asset has decreased, Bear Market PLUS will provide an enhanced, positive return based on the downward performance of the underlying asset, typically subject to a maximum payment at maturity. Bear Market PLUS are not principal protected. As a result, if the underlying asset has increased at maturity, Bear Market PLUS will be negatively impacted and return less than the initial principal investment, subject, in the case of certain Bear Market PLUS, to a specified minimum payment at maturity, which may provide protection to a specified percentage of your principal. Bear Market PLUS do not pay interest.

page 2 of 9	MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

Fact Sheet

The Bear Market PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, provide for only a minimum 50% return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms. At maturity, you will receive for each $10 principal amount of Bear Market PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the NASDAQ-100 Index® at maturity.

Expected Key Dates

Expected Pricing Date: December , 2006	Expected Issue Date (Settlement Date): December , 2006 (5 trading days after the Pricing Date)	Maturity Date: January 20, 2008, subject to postponement due to a market disruption event

Key Terms

Issuer:	Morgan Stanley
Underlying Index:	NASDAQ-100 Index® (the “NDX Index”)
Underlying Index Publisher:	The Nasdaq Stock Market, Inc.
Issue Price:

$10 per Bear Market PLUS

The Bear Market PLUS will be issued at $10 per Bear Market PLUS and the agent’s commissions will be $0.15 per Bear Market PLUS; provided that the price to public and the agent’s commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Bear Market PLUS will be $9.975 per Bear Market PLUS and $0.125 per Bear Market PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Bear Market PLUS will be $9.9625 per Bear Market PLUS and $0.1125 per Bear Market PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of Bear Market PLUS will be $9.95 per Bear Market PLUS and $0.10 per Bear Market PLUS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Bear Market PLUS distributed by such dealers.

Stated Principal Amount:	$10 per Bear Market PLUS
Interest:	None
Denominations:	$10 and integral multiples thereof
Payment at Maturity:

If Final Index Value < = Initial Index Value
the lesser of (i) $10 + Enhanced Downside Payment and (ii) the Maximum Payment at Maturity

If Final Index Value > Initial Index Value
the greater of (i) $10 – Upside Reduction Amount and (ii) the Minimum Payment at Maturity

In no event will the Payment at Maturity exceed the Maximum Payment at Maturity or be less than the Minimum Payment at Maturity.

Enhanced Downside Payment:	$10 x Leverage Factor x Index Percent Decrease
Upside Reduction Amount:	$10 x Index Percent Increase
Leverage Factor:	400%
Index Percent Decrease:	(Initial Index Value – Final Index Value) / Initial Index Value
Index Percent Increase:	(Final Index Value – Initial Index Value) / Initial Index Value
Initial Index Value:	The closing NDX Index value on the Pricing Date
Final Index Value:	The closing NDX Index value on the Index Valuation Date, subject to adjustment for certain market disruption events
Index Valuation Date	January 17, 2008
Maximum Payment at Maturity:	$14.70 to $14.90 (147% to 149% of the Stated Principal Amount)
Minimum Payment at Maturity:	$5.00 (50% of the Stated Principal Amount)
Bloomberg Page:	NDX
Risk Factors:	Please see “Risk Factors” on page 8.

page 3 of 9	MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

General Information

Listing:

Application will be made to list the Bear Market PLUS on NASDAQ Global Market under the ticker symbol “NDPR”, subject to meeting the listing requirements. We do not expect to announce whether the Bear Market PLUS will meet such requirements prior to the pricing of the Bear Market PLUS. If accepted for listing, the Bear Market PLUS will begin trading on the day after the Pricing Date.

CUSIP:	61748A163
Minimum Ticketing Size:	100 Bear Market PLUS
Tax Consideration:

You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS does not apply to the Bear Market PLUS offered under these preliminary terms and is superseded by the following discussion.

There is no direct legal authority as to the proper tax treatment of the Bear Market PLUS, and consequently significant aspects of the tax treatment of the Bear Market PLUS are uncertain. Our counsel has not rendered an opinion as to the proper characterization of the Bear Market PLUS for U.S. federal income tax purposes. Pursuant to the terms of the Bear Market PLUS, each investor in the Bear Market PLUS will agree with the Issuer (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Bear Market PLUS for all tax purposes as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this characterization of the Bear Market PLUS is respected, the following U.S. federal income tax consequences should result:

  A U.S. Holder should not be required to recognize taxable income over the term of the Bear Market PLUS prior to maturity, other than pursuant to a sale or exchange; and

  Upon sale, exchange or settlement of the Bear Market PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S.
  Holder’s tax basis in the Bear Market PLUS. Such gain or loss should be long-term capital gain orloss if the investor has held the Bear Market PLUS for more than one year.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Bear Market PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the Bear Market PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

page 4 of 9	MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

Key Benefits / Key Risks / Key Investment Rationale

Key Benefits		Key Investment Rationale

•	400% enhanced, positive return based on the downward performance of the NDX Index, subject to the Maximum Payment at Maturity.	You may be interested in the Bear Market PLUS if you are:
		•	An investor who, consistent with your investment objectives, elects to purchase a security that provides an enhanced return if the NDX Index declines in value, subject to the Maximum Payment at Maturity.
		•	Willing to forgo returns higher than the Maximum Payment at Maturity in exchange for the possibility to realize enhanced returns from downward movements in the PLUS Zone (as described on page 6 .
		•	Not concerned about principal risk.
		•	Not seeking current income.
Key Risks

•	The Minimum Payment at Maturity only provides 50% protection of principal. You will lose money on your investment if the NDX Index increases over the term the Bear Market PLUS.	Please carefully review all the “Risk Factors” on page 8
•	No interest payments.
•	Appreciation potential is limited by the Maximum Payment at Maturity.
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•	The market price of the Bear Market PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the NDX Index.
•	The U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain.
•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

page 5 of 9	MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

Hypothetical Payout on the Bear Market PLUS

For each Bear Market PLUS, the following graph illustrates the payment at maturity on the Bear Market PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the Maximum Payment at Maturity. The graph is based on the following hypothetical terms:

•	Stated Principal Amount:	$10
•	Initial Index Value:	1,800
•	Leverage Factor:	400%
•	Maximum Payment at Maturity:	$14.80 (148% of Stated Principal Amount)
•	Minimum Payment at Maturity:	$5.00 (50% of Stated Principal Amount)

Where the Final Index Value is less than or equal to the Initial Index Value, the payment at maturity on the Bear Market PLUS reflected in the graph below is greater than or equal to the $10 principal amount per Bear Market PLUS, but in all cases is subject to the Maximum Payment at Maturity. Where the Final Index Value is greater than the Initial Index Value, the payment at maturity on the Bear Market PLUS reflected in the graph below is less than the $10 principal amount per Bear Market PLUS, but in all cases subject to the Minimum Payment at Maturity.

In the hypothetical example below, an investor will realize the Maximum Payment at Maturity at a Final Index Value of 88% of the hypothetical Initial Index Value. For example, if the hypothetical Initial Index Value were equal to 1,800, you would realize the Maximum Payment at Maturity at a Final Index Value of 1,584.

page 6 of 9	MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

Information about the NASDAQ-100 Index®

The NASDAQ-100 Index® is described under the heading “Underlying Indices and Underlying Index Publishers Information—Nasdaq-100 Index” in the prospectus supplement for PLUS.

The “Nasdaq®,” “Nasdaq-100®” and “Nasdaq-100 Index®” are trade or service marks of The Nasdaq Stock Market, Inc., which with its affiliates we refer to as Nasdaq, and have been licensed for use by Morgan Stanley. The PLUS have not been passed on by Nasdaq as to their legality or suitability. The PLUS are not issued, endorsed, sold or promoted by Nasdaq. Nasdaq makes no warranties and bears no liability with respect to the PLUS. See “Underlying Indices and Underlying Index Publishers Information—Nasdaq-100 Index—License Agreement between The Nasdaq Stock Market, Inc. and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the NDX Index for each quarter in the period from January 1, 2001 through November 20, 2006. The index closing value on November 20, 2006 was 1,803.81. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the NDX Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the NDX Index on the Index Valuation Date. The payment of dividends on the stocks that constitute the NDX Index is not reflected in the level of such index and, therefore, have no effect on the calculation of the payment at maturity.

NDX Index	High	Low	Period End

2001
First Quarter	2,730.05	1,563.14	1,573.25
Second Quarter	2,052.57	1,370.75	1,830.19
Third Quarter	1,827.07	1,126.95	1,168.37
Fourth Quarter	1,720.91	1,151.24	1,577.05
2002
First Quarter	1,675.03	1,348.25	1,452.81
Second Quarter	1,478.52	1,022.74	1,051.41
Third Quarter	1,060.89	832.52	832.52
Fourth Quarter	1,127.06	804.64	984.36
2003
First Quarter	1,094.87	951.90	1,018.66
Second Quarter	1,247.90	1,022.63	1,201.69
Third Quarter	1,400.13	1,207.28	1,303.70
Fourth Quarter	1,470.37	1,335.34	1,467.92
2004
First Quarter	1,553.66	1,370.04	1,438.41
Second Quarter	1,516.64	1,379.90	1,516.64
Third Quarter	1,489.57	1,304.43	1,412.74
Fourth Quarter	1,627.46	1,425.21	1,621.12
2005
First Quarter	1,603.51	1,464.34	1,482.53
Second Quarter	1,568.96	1,406.85	1,493.52
Third Quarter	1,627.19	1,490.53	1,601.66
Fourth Quarter	1,709.10	1,521.19	1,645.20
2006
First Quarter	1,758.24	1,645.09	1,703.66
Second Quarter	1,739.20	1,516.85	1,575.23
Third Quarter	1,661.59	1,451.88	1,654.13
Fourth Quarter (through
November 20, 2006)	1,803.81	1,632.81	1,803.81

page 7 of 9	MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Bear Market PLUS. For a complete list of risk factors, please see the accompanying prospectus supplement for PLUS and the accompanying prospectus.

Structure Specific Risk Factors

•	The Bear Market PLUS do not pay interest and provide for only a minimum 50% return of principal. The terms of the Bear Market PLUS differ from those of ordinary debt securities in that the Bear Market PLUS do not pay interest and provide for only a minimum 50% return of principal amount at maturity. If the Final Index Value is greater than the Initial Index Value, the payout at maturity will be an amount in cash that is less than the $10 Stated Principal Amount of each Bear Market PLUS by an amount proportionate to the increase in the value of the NDX Index, subject to the Minimum Payment at Maturity of $5, which is only 50% of the principal amount.

•	Appreciation potential is limited. The appreciation potential of Bear Market PLUS is limited by the Maximum Payment at Maturity of $14.70 to $14.90, or 147% to 149% of the $10 principal amount. Although the leverage factor provides 400% exposure to any decrease in the value of the NDX Index at maturity, because the payment at maturity will be limited to 147% to 149% of the $10 principal amount of the Bear Market PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the Final Index Value decreases below 88.25% to 87.75% of the Initial Index Value.

•	Market price influenced by many unpredictable factors. Several factors will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value, volatility and dividend yield of the NDX Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the Issuer.

•	Not equivalent to investing in or taking a short position with respect to the NDX Index. Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position with respect to the NDX Index or its component stocks. Investors in the Bear Market PLUS will not have voting rights or rights or obligations with respect to dividends or otherdistributions or any other rights or obligations with respect to with respect to stocks that constitute the NDX Index.

•	Adjustments to the NDX Index could adversely affect the value of the Bear Market PLUS. The publisher of the NDX Index may discontinue or suspend calculation or publication of the NDX Index at any time. In these circumstances, the Calculation Agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued NDX Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.

•	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the Bear Market PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

•	The U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax Consideration” in these preliminary terms (the “Tax Disclosure Section”) concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS. There is no direct legal authority as to the proper tax treatment of the Bear Market PLUS. Because the characterization of the Bear Market PLUS for U.S. federal income tax purposes is uncertain, significant aspects of the U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain. Our counsel has not rendered an opinion as to the proper characterization of the Bear Market PLUS for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Bear Market PLUS, the timing and/or character of income on the Bear Market PLUS might differ from the tax treatment described in the Tax Disclosure Section. For example, under certain characterization, U.S. Holders could be required to accrue original issue discount on the Bear Market PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Bear Market PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Bear Market PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Bear Market PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

page 8 of 9	MORGAN STANLEY

Bear Market PLUS due January 20, 2008
Mandatorily Exchangeable Based Inversely on the Value of the
NASDAQ-100 Index®

Other Risk Factors

•

Secondary trading may be limited. There may be little or no secondary market for the Bear Market PLUS. Application will be made to list the Bear Market PLUS on the NASDAQ Global Market under the symbol “NDPR”. Such listing is subject to certain conditions. For a security to be listed on the NASDAQ Global Market, the requirements include, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the Bear Market PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. We do not expect to announce whether the Bear Market PLUS will meet such requirements prior to the pricing of the Bear Market PLUS.

•	Potential adverse economic interest of the calculation agent. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and prior to maturity could adversely affect the value of the NDX Index and, as a result, could decrease the amount an Investor may receive on the Bear Market PLUS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the Initial Index Value and, therefore, could decrease the value at which the NDX Index must close before an Investor receives a payment at maturity that exceeds the principal amount of the Bear Market PLUS.Additionally, such hedging or trading activities during the term of the Bear Market PLUS, including on the Index Valuation Date,could potentially affect the value of the NDX Index prior to maturity and, accordingly, the amount of cash an Investor will receive at maturity.

page 9 of 9	MORGAN STANLEY